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October 7, 2021

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Lauren Hamill

Christopher Edwards

Re:	Mountain Crest Acquisition Corp. II

Amendment No. 4 to Registration Statement on Form S-4

Filed on October 4, 2021

File No. 333-255493

Dear Ms. Hamill and Mr. Edwards:

On behalf of Mountain Crest Acquisition Corp. II (the “Company”), we are hereby responding to the letter, dated October 5, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Amendment No. 4 to the Company’s Registration Statement on Form S-4, File No. 333-255493 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

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Amendment No. 4 to Registration Statement on Form S-4

Material U.S. Federal Tax Consequences

Material U.S. Federal Income Tax Considerations of the Business Combination for BTX Stockholders, page 118

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U.S. Securities and Exchange Commission
October 7, 2021

1.	Refer to prior comment 1. Please explain why counsel cannot give a "will" opinion with respect to whether the Business Combination qualifies for U.S. federal income tax purposes as a “reorganization” within the meaning of the IRC. If counsel intends to provide a "should" opinion, please (1) revise the disclosure to describe the degree of uncertainty and explain the facts or circumstances giving rise thereto and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19.

Response:    In response to the Staff’s comment the Company has amended its disclosure on page 118 of the Amended Registration Statement. Goodwin Procter LLP has also re-filed its tax opinion as Exhibit 8.2 in response to the SEC’s comment.

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Please do not hesitate to contact Andrei Sirabionian at (212) 407-4089 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Arthur R. McGivern at (617) 570-1971 and Heidi E. Mayon at (650) 752-3227 of Goodwin Procter LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:

Dr. Suying Liu

Mountain Crest Acquisition Corp. II

Kevin Appelbaum

Better Therapeutics Inc.